Mail Stop 4561

December 31, 2008

Mr. James J. McEntee, III
Chief Executive Officer and President
Alesco Financial, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19104

> **Re: Alesco Financial, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/29/08**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed 11/05/08**
> **File No. 001-32026**

Dear Mr. McEntee:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1 – Business, page 11

1.   You disclose that your manager performs certain legal, accounting, due diligence
        tasks, and other services that outside professionals or outside consultants
        otherwise would perform and that your manager is not paid or reimbursed for the
        time required to perform such tasks. Please quantify the amount of these services
        and tell us if the value of these services is recorded in your financial statements.
        Please refer to SAB Topics 1(B) and 5(T).

Item 9A - Controls and Procedures, page 89

2.   Please clarify whether management's assessment of the effectiveness of your
        internal control over financial reporting was that they are effective and if so,
        confirm that you will include a clear statement in the future as to whether or not
        the internal controls are effective or ineffective.

Consolidated Statements of Income (Loss), page F-4

3.   We note that you present a subtotal titled "Income before interest and other
        income, minority interest and taxes" on the face of your statements of income. In
        future filings please remove this subtotal and present all operating expenses
        together.

Consolidated Statements of Stockholders' Equity (Deficit), page F-6

4.   You disclose that you purchased minority interest preference shares in 2007
        which resulted in a debit to APIC in an amount of $4.7 million. Please provide us
        with details of this transaction, how you accounted for it, and the accounting
        guidance that you relied upon to determine the appropriate accounting treatment.

Note 2: Summary of Significant Accounting Policies, page F-9

5.   We note that on page 39 you discuss your obligation to reacquire loans under
        certain circumstances. Please tell us what consideration you gave to disclosing
        your accounting policies related to this obligation for transfers accounted for both
        as sales and financings under SFAS 140.

Note 4: Loans, page F-19

6.   We note that you record all of your loans at amortized cost. Please tell us how
        you determined as of December 31, 2007 and September 30, 2008 that you had
        the intent and ability to hold these loans receivable for the foreseeable future or

until maturity. Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when making this determination. Please specifically address the fact that you sold approximately $516.2 million of adjustable rate residential mortgages at realized losses of $2.0 million in the year ended December 31, 2007 and recorded realized losses on the sale of leveraged loans and your residential mortgage portfolio in amounts of $1.4 million and $1.8 million, respectively, in the nine months ended September 30, 2008; please tell us the reasons for these sales and how the sales affected your conclusions regarding your remaining loans. For reference, please see SFAS 65 and SOP 01-6.

Note 7: Minority Interests, page F-28

7.   Based on your statement of cash flows and your footnote, it appears that you paid cash in an amount of $12.9 million for additional CDO investments. Please provide us with more details regarding these acquisitions and the accounting guidance that you relied upon to determine the appropriate accounting treatment.

Note 8: Stock-Based Compensation, page F-29

8.   You disclose that you re-measure the value of any earned and unvested shares of common stock granted to the officers and key employees of Cohen at each reporting date. Please tell us how you determined that this was the appropriate accounting for such shares of stock and provide us with your analysis under EITF 96-18.

Exhibits 31.1 and 31.2

9.   In future filings please ensure that you provide the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that in paragraph 4(d), "registrant's fourth fiscal quarter" should be revised to "registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)."

Definitive Proxy Statement on Schedule 14A

Names of Directors and Biographical Information, page 7

10.   We note that you have not provided disclosure regarding Mr. Ullom's employment experience from 2000 through 2005 in accordance with Item 401 of Regulation S-K. Please include this disclosure in future filings and tell us how you intend to comply.

Executive Officers, page 11

11.   We note your disclosure that Mr. Carr worked for Arthur Andersen and KPMG
        from 1999 through 2006. In future filings please disaggregate this information
        and specifically state when Mr. Carr worked at each entity. Please tell us how
        you intend to comply.

 Compensation Discussion and Analysis, page 12

12.   You state that you may benchmark your compensation program to comparative
        companies. If you used benchmarks, please tell us the companies included in the
        peer group. Similar disclosure should be included in future filings. See Item
        402(b)(2)(xiv) of Regulation S-K.   This disclosure should also include a
        discussion of where actual payments fall within targeted parameters. To the
        extent actual compensation was outside a targeted percentile range, include an
        explanation of the reasons for this. Please tell us how you intend to comply.

Equity-Based Compensation, page 13

13.   Please tell us the specific items of corporate and individual performance that are
        taken into account in determining equity-based compensation awards. Also, tell
        us the reasons behind the material differences in the amounts awarded to the
        individual officers. Similar disclosure should be provided future filings.
        Alternatively, tell us why you believe that disclosure of these targets is not
        required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Interest of Certain Persons in Matters to be Acted Upon, page 21

14.   In future filings, please present this disclosure in the manner required by Item
        407(e)(4) of Regulation S-K. Please tell us how you intend to comply.

Fees Earned by Cohen & Company…., page 32

15.   We note that without the collateral management fee credits, you would have
        owed your manager $5.9 million and $378,000 in management and incentive
        fees. We are aware that the term equity as used to determine your base
        management fee is not the same as stockholders' equity as defined by GAAP.
        By using your formulas for both fees, please tell us how your manager's
        compensation was determined.

Form 10-Q for the quarter ended September 30, 2008

Note 5: Loans, page 17

16.   On page 11 you disclose that a loan is placed on non-accrual status at such time as you believe that scheduled debt service payments may not be paid when contractually due or the loan becomes 90 days delinquent. You also disclose on page 17 that as of September 30, 2008 you had placed $46.2 million of residential mortgage loans on non-accrual status. Additionally, you disclose that as of September 30, 2008 there were 199 residential mortgage loans that were over 90 days delinquent with a principal amount of $77.7 million. Please explain to us why the entire principal amount that is delinquent over 90 days is not on non-accrual status.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant